

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2014

Via E-mail
Kurt E. Neubauer
President
Momentous Entertainment Group, Inc.
PO Box 861
Sugar Land, TX 77487

> **Re: Momentous Entertainment Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 24, 2014**
> **File No. 333-194636**

Dear Mr. Neubauer:

We have reviewed your response to our letter dated June 12, 2014 and have the following additional comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise throughout to clarify how your president has provided or will provide you with funds, clarifying whether this means through loans, common stock purchases, or otherwise. Please ensure that all material agreements are filed. For example, we note the statement on page 4 that "[yo]ur President has provided the Company with $124,300 from his personal resources in May 2014" and the statement on page 22 that "[a]ll shortfalls from those sources will be covered by [y]our president."

Prospectus Summary, page 4

About Momentous Entertainment Group, Inc., page 4

2. We note your response to our prior comment 4 and reissue in part. Please state the month you will run out of funds at the stated burn rate if you do not receive any additional capital. Please state this here as well as in the business and in the MD&A sections. In addition, please revise here to state how much cash you have on hand as of the most recently practicable date.

3. We note your response to our prior comment 5. You state in your response to us that "[yo]ur President's commitment to provide financing for MEG's operations is not restricted in any way." Please revise the statement that your president "will continue to provide [you] with loans without restriction" to state that there is no written agreement binding him in this manner. Revise throughout as well. In the alternative please file an agreement to this effect as an exhibit to your next registration statement.

4. We have reviewed your response to our prior comment 6 and reissue our comment. Please revise to disclose that, based on your 48,595,450 shares outstanding at December 31, 2013 and the 21,750,000 shares being offered, the implied aggregate price of your common stock based on the offering price of $0.01 is approximately $703,450.

Use of Proceeds, page 16

5. We note your response to our prior comment 7 and do not see all of the revisions to which you refer in your response letter. Please revise as follows:

    *   We note from paragraph 12 of your joint venture agreement filed as Exhibit 10.1 that you have agreed that some of the proceeds from your equity capital raise will be used for the purpose of making an infomercial, product development costs and manufacturing, as well as loans to Dixie Worldwide Productions, Inc. Please revise here accordingly to disclose approximately what amount of the proceeds will be used for each of these specific purposes;
    *   We note that you state on page 6 that you "will apply the proceeds from the offering to pay professional fees and other general expenses of the offering;" however, the third paragraph in this section states that your president will be responsible for paying legal costs related to the offering. Please revise for consistency;
    *   Please ensure that your disclosure here is consistent with your response to our comment below regarding your plan of operation;
    *   We note that this is a best efforts offering and that there are no minimum number of shares that must be sold in order for the offering to close. Please disclose here the intended use of proceeds if either 25%, 50%, 75%, or 100% of the proceeds are raised; and

- If any additional funds will be needed to accomplish the goals listed, then state the amount and source of other funds.

Management's Discussion and Analysis or Plan of Operation, page 21

Operating Plan, page 22

6. We note your response to our prior comment 9, including your statement that you "cannot breakdown costs by specific step because most will be done simultaneously and, in many cases, by the same individuals." Please revise to provide more detailed disclosure in this regard. Please further elaborate to state which projects will be performed together, and if so what the joint costs will be for those projects that will be performed together. Identify the parties that will perform the tasks. If they will be performed as part of a contract please describe the material terms. We may have further comments. In addition revise to state the amount of additional funds that you will need. Include a brief summary of your timeline and budget in your prospectus summary.

Plan of Operations, page 23

7. We note your response to our prior comment 8 and Exhibit 10.3 filed with this amendment. We also note the redactions of "confidential information." However, we have not yet received a request for confidential treatment. Please file the complete unredacted exhibit or follow the appropriate procedure to request confidential treatment for portions of Exhibit 10.3. If you wish to seek confidential treatment for any filed exhibit please refer to Staff Legal Bulletin No. 1 (with Addendum) available at http://www.sec.gov/interps/legal/slbcf1r.htm.

Business, page 25

8. We note your response to our prior comment 10. Please revise this section to clarify what types "key consumer products" you intend to produce.

9. We note your response to our prior comment 13 and reissue in part. Please clarify what production costs will be paid by DWP and whether you and DWP will pay them in equal parts. In addition specify who will pay royalties and in what percentages.

Current Status, page 26

10. We note your response to our prior comment 14 and reissue. Please disclose what revenue the sales of "The Greatest Story Ever Sung" CD produced. In this regard, it is not clear if "(7,910)" is your revenue from the sales of this CD or the figure refers to the loss you incurred as a result.

Summary Compensation Table, page 33

11. We note your response to our prior comment 19 and reissue. Please revise your summary compensation table to include all compensation Messrs. Pepe and Williams received in fiscal year 2013, including any compensation you paid both prior to and after their becoming named executive officers. Adding the footnote on page 33 is insufficient to address this comment. Refer to Instruction 4 to Item 402(a)(3) of Regulation S-K. In addition, outside the footnotes to the summary compensation table, please include a separate director compensation table for director compensation disclosed on pages 35 and F-9 in the format provided in Item 402(r) of Regulation S-K.

You may contact Stephen Kim at (202) 551-3291 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Frank J. Hariton, Esq.